Mail Stop 3561

June 30, 2006

Gregory R. Binkley
Chief Executive Officer and President
The Sportsman's Guide, Inc.
411 Farwell Avenue
South St. Paul, Minnesota 55075

> **Re:** **The Sportsman's Guide, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 2, 2006**
> **File No. 0-15767**

Dear Mr. Binkley:

We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reasons for the Merger, page 14

1. We note the disclosure on page 15 that it is your belief that the merger was more favorable to shareholders than the other strategic alternatives reasonably available. Please fully discuss the strategic alternatives you considered and the potential benefits and risks of each of those alternatives. Further explain why your board of directors decided not to pursue those alternatives.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., page 17

2. We note your statement at the bottom of page 18 that the opinion was furnished for the use and benefit of the board of directors and was not intended to, and does not, confer any rights or remedies upon any other person and was not intended to be used for any other purpose. Please delete disclosure here and in Annex B that suggests investors are not entitled to rely on this opinion. In the alternative, please disclose the basis for Houlihan Lokey's belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Please describe any applicable state-law authority regarding the availability of a potential defense. In the absence of applicable state-law authority, disclose that the availability of a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of a state-law defense to Houlihan Lokey would have no effect on the rights and responsibilities of either it or the board of directors under federal securities law.

3. Please revise your disclosure throughout this section to clearly describe the purpose of each analysis and why particular measures were chosen for analysis. For example, we note that in the discounted cash flow approach, the range of terminal values for the company was calculated based on projected 2008 EBITDA and a range of EBITDA multiples of 8.0x to 9.0x and you used discount rates ranging from 14% to 16%. Please revise to further explain why these ranges of multiples were selected in the analysis. Revise throughout this section as appropriate for each of the analyses provided.

Interests of Certain Persons in the Merger, page 24

4. Please clarify here and throughout the proxy statement that certain members of management and the board of directors have interests that "will" present them with actual or potential conflicts of interest.

The Merger Agreement, page 28

5. We note your statement that the merger agreement "is not intended to provide any other financial information about the Company" and your statement that "such information can be found elsewhere in the proxy statement and in the public filings the Company makes with the SEC…." We also note that shareholders "should not rely on the representations and warranties as statements of factual information." Please revise to remove any implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

6. We note your disclosure in paragraph three on page 28 indicating "the representations and warranties in the merger agreement may not be accurate or complete as of any specified date." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven Watts, Esq.
        Lisa Pierce, Esq.
        Chernesky, Heyman & Kress P.L.L.
        Via Fax – (937) 463-4947